CUSIP No. 102565108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )
Bowl America Incorporated
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
102565108
(CUSIP Number)

Merle Fabian
c/o Bowl American Incorporated
6446 Edsall Road
Alexandria, Virginia 22312
(703) 941-6300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 15, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 102565108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merle Fabian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( ) (b) ( )
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,751,489[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,751,489[1]
	10	SHARED DISPOSITIVE POWER 0
11	11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,489[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3%[2]
14	TYPE OF REPORTING PERSON IN

1 Includes 872,026 shares of Class B common stock that convert into shares of Class A common stock on a one for one basis. On October 15, 2019, the reporting person was designated successor trustee and a beneficiary of the Leslie H. Goldberg Revocable Trust upon the passing of Mr. Leslie H. Goldberg, which holds 498,239 shares of Class A common stock and 491,296 shares of Class B common stock.  The amount of beneficial ownership includes the shares owned by the  Leslie H. Goldberg Revocable Trust (which the Reporting Person disclaims except to the extent of her pecuniary interest therein).

2 Reflects percentage of voting power of the Company controlled by the Reporting Person.

CUSIP No. 102565108
Item 1.  Security and Issuer.
The class of equity securities to which this Schedule 13D (the “Schedule 13D”) relates is the Class A common stock, par value $0.10 per share of Bowl America Incorporated (the “Issuer”).  The Issuer’s principal executive offices are located at 6446 Edsall Road, Alexandria, Virginia 22312.
Item 2.  Identity and Background.
This Schedule 13D is being filed by the Reporting Person, an individual citizen of the United States of America, currently a director of the Issuer.  The principal business address of the Reporting Person is c/o Bowl America Incorporated 6446 Edsall Road, Alexandria, Virginia 22312.
During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
On October 15, 2019, the Reporting Person was designated successor trustee and a beneficiary of the Leslie H. Goldberg Revocable Trust upon the passing of Mr. Leslie H. Goldberg, which holds 498,239 shares of Class A common stock and 491,296 shares of Class B common stock. Ms. Fabian is an original stockholder of the Issuer and additional shares acquired over the years consist of shares received through inheritance either directly or in the capacity as a trustee.
Item 4.  Purpose of Transaction.
The shares of Class A common stock beneficially owned or controlled by the Reporting Person are held for investment purposes.
The Reporting Person, directly or indirectly, may acquire additional shares of Class A common stock from time to time in open market or private transactions, depending on various factors.  The Reporting Person, directly or indirectly, may also choose to dispose of some or all of her respective beneficial holdings.  In addition, as part of the ongoing review of the Issuer in her capacity as a director and a stockholder, the Reporting Person may explore, have discussions, negotiate, support, sponsor or promote other alternatives with respect to the shares, including but not limited to, an extraordinary corporate transaction involving the Issuer such as a merger, sale or other extraordinary transaction.
  Except as otherwise described in this Schedule 13D, the Reporting Person does not currently have any definitive plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.
Item 5.  Interest in Common Stock of the Issuer.
The ownership percentages set forth below are based on 3,746,454 shares of Class A common shares outstanding and 1,414,517 shares of Class B common stock outstanding, as reported on the Issuer’s Form 10-K filed on September 26, 2019.

CUSIP No. 102565108

(a) The Reporting Person owns or controls 879,463 shares of Class A common stock and 872,026 shares of Class B common stock.  Class B common shareholders have the right to convert their Class B common stock to Class A common stock on a share for share basis.  Class B shares are entitled to ten votes and Class A shares are entitled to one vote on matters submitted to stockholders.  On October 15, 2019, the reporting person was designated successor trustee and a beneficiary of the Leslie H. Goldberg Revocable Trust upon the passing of Mr. Leslie H. Goldberg, which holds 498,239 shares of Class A common stock and 491,296 shares of Class B common stock. The Reporting Person owns or controls 23.5% of the outstanding shares of Class A common stock, 61.6% of the outstanding shares of Class B common stock and controls 53.6% of the outstanding voting power of the Company. The amount of beneficial ownership includes the shares owned by the  Leslie H. Goldberg Revocable Trust (which the Reporting Person disclaims except to the extent of her pecuniary interest therein).
(b) The Reporting Person has and will continue to have the sole power to vote shares of common stock listed in (a) above.
(c) On October 15, 2019, the reporting person was designated successor trustee and a beneficiary of the Leslie H. Goldberg Revocable Trust upon the passing of Mr. Leslie H. Goldberg, which holds 498,239 shares of Class A common stock and 491,296 shares of Class B common stock.   The amount of beneficial ownership includes the shares owned by the  Leslie H. Goldberg Revocable Trust (which the Reporting Person disclaims except to the extent of her pecuniary interest therein).
(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s shares of common stock.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7.  Material to be Filed as Exhibits.
None.

CUSIP No. 102565108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 24, 2019
/s/    Merle Fabian
 Merle Fabian